SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated August 22, 2003

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

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                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

                                 Yes       No  X
                                     ---      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated August 22, 2003 announcing the exercise of the increase option for STMicroelectronics' Senior Zero Coupon Convertible Bonds due 2013.

                                 [LOGO OMITTED]
                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                                COMUNICATOSTAMPA
                                PRESSEINFORMATION

PR No C1340H

            STMicroelectronics Announces Exercise of Increase Option
             for its Senior Zero Coupon Convertible Bonds due 2013

GENEVA, August 22, 2003 - STMicroelectronics N.V. (NYSE: STM) announced today that in connection with the Company's recent offering of Senior Zero Coupon Convertible Bonds due 2013 (the "Bonds") in the international capital markets, the managers of the offering have exercised their increase option, increasing the size of the offering by 15% and raising total proceeds to US$1.4 billion.

Summary Terms of the Bonds

The Bonds constitute direct, unsubordinated and unsecured obligations of ST, carry a zero coupon and have been issued at a price of 100% and are redeemable at maturity at 95.157% to produce a negative yield to maturity of 0.5% on a semi- annual basis.

Unless previously converted or redeemed, the Bonds will mature on July 5, 2013. The holder of each Bond is entitled to convert such Bond into common shares of ST until maturity in 2013. The total amount of such shares corresponds to a maximum of 41.9 million underlying common shares of ST. The conversion price has been fixed at US$33.43 per common share, representing a premium of 55% above ST's common share price at the time of pricing.

ST may redeem the Bonds at their decreted value, in whole or in part, at any time from August 20, 2006, subject to ST's share price exceeding 130% of the result of the then applicable conversion price (i.e. $1,000 divided by the then applicable conversion rate). Investors may require ST to redeem the Bonds on August 5, 2006 at 98.509%, August 5, 2008 at 97.528% and August 5, 2010 at
96.556%. The redemption prices are set in each case at the decreted value of the issue price minus the accumulated negative yield.

The Bonds trade on the Luxembourg Stock Exchange. Application has been made to list the common shares underlying the Bonds on Euronext Paris. On August 7, 2003, the French Commission des Operations de Bourse registered a mutual recognition visa (no. 03-748) on the prospectus for the admission to listing on Euronext Paris of such common shares underlying the Bonds trading on the Luxembourg Stock Exchange.

Other Information

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act.

This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in France. The Bonds may not and will not be offered or sold to the public in France except to qualified investors (investisseurs qualifies) and/or to a limited group of investors (cercle restreint d'investisseurs), in each case acting for their own account, all as defined in, and in accordance with, Articles L 441-1 and L 441-2 of the Code Monetaire et Financier and Decree no. 98-880 dated October 1, 1998.

This announcement does not constitute or form part of a public offer or solicitation of a public offer to purchase or subscribe for securities in Italy.

Any offer, sale or delivery of the Bonds in the territory of the Republic of Italy shall only be directed to professional investors ("Investitori Qualificati"), as defined by Article 31, paragraph 2, of CONSOB Regulation no. 11522 of July 1, 1998, as amended. In no circumstance, shall the Bonds be offered, sold or delivered to individuals located in Italy, even if they qualify as professional investors, according to the definition referred above.

The offer shall be made in compliance with all applicable Italian laws and regulations.

Unless a prospectus in accordance with section 3 (2) (b) of the Netherlands 1995 Act on the supervision of the securities trade shall be available, the Bonds are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks; securities intermediaries - including dealers and brokers; insurance companies; pension funds; other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

This communication is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience matters relating to investments or
(iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

The Bonds may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither this announcement, nor the private offering memorandum related to the Bonds nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except in circumstances which do not constitute a public offer of securities and except for the purposes of the listing of the Bonds on the Luxembourg stock exchange.

Stabilisation - FSA/IPMA.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at http://www.st.com.

For further information, please contact:

Media Relations                        Investor Relations
Maria Grazia Prestini                  Benoit de Leusse              Fabrizio Rossini
Director, Corporate Media Relations    Investor Relations Manager    Investor Relations Manager
STMicroelectronics                     STMicroelectronics            STMicroelectronics
Tel: +41.22.929.6945                   Tel: +41.22.929.5812          Tel: +41.22.929.6973

Lorie Lichtlen / Nelly Dimey           Jean-Benoit Roquette
Financial Dynamics                     Financial Dynamics
Paris Tel: +33.1.47.03.68.10           Paris Tel: +33.1.47.03.68.10

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2003                      STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer